Exhibit A:

Mr. Shao also directly owns an employee stock option to purchase 25,000 shares of Class A common stock with (i) an exercise price of $131.53 per share and (ii)
an expiration date of February 8, 2028. Of the 25,000 shares subject to this option, 6,250 shares vested on February 8, 2019, 6,250 shares vested on February
8, 2020, 6,250 shares are scheduled to vest on February 8, 2021, and 6,250 shares are scheduled to vest on February 8, 2022.

Mr. Shao also directly owns an employee stock option to purchase 20,000 shares of Class A common stock with (i) an exercise price of $151.60 per share and (ii)
an expiration date of November 22, 2029. Of the 20,000 shares subject to this option, 5,000 shares vested on November 22, 2020, 5,000 shares are scheduled to vest on November 22, 2021, 5,000 shares are scheduled to vest on November 22,
2022, and 5,000 shares are scheduled to vest on November 22, 2023.